FOR RELEASE JULY 24, 6:00 AM EST
FOR MORE INFORMATION CONTACT: Mike Duncan, Investor Relations,
Monaco Coach Corporation, (541) 686-8011

MONACO COACH CORPORATION REPORTS SECOND QUARTER 2001 RESULTS

COBURG, Oregon, July 24, 2001 -- Monaco Coach Corporation (NYSE:MNC) today reported revenue and earnings for its second quarter ended June 30, 2001. Second quarter earnings per share were 28 cents on revenue of $223.4 million. Net income for the second quarter was $5.5 million. Second quarter operating income was $9.2 million. Second quarter unit sales of Monaco Coach Corporation products totaled 2,395 units. Second quarter motorhome sales totaled 1,540 units and second quarter towable recreational vehicles totaled 855 units.

For the six months ended June 30, 2001, earnings per share were 55 cents on revenue of $434.7 million. Net income for the six months ended June 30, 2001 was $10.7 million and operating income for the same period was $18.2 million. Six months unit sales of Monaco Coach Corporation products totaled 4,691 units. Six-month motorhome sales totaled 2,972 units and towable recreational vehicles totaled 1,719 units.

According to Monaco Coach Corporation Vice President and Chief Financial Officer Marty Daley, "We successfully moved our remaining 2001 inventory during the second quarter. Our efforts to reduce this inventory resulted in further margin pressure; however, it has improved our working capital position. We've reduced our finished goods inventories by approximately $18 million from the first of the year and our cash borrowings are down approximately $6 million from the end of the first quarter."

Monaco Coach Corporation President John Nepute commented, "We continue to experience solid retail demand for our products despite the overall market being down from this time last year. In May, for example, demand for our class A motorhomes resulted in 17.7% market share, and our diesel market share increased to 28.7%."

Nepute continued, "The reception of our 2002 models at our recent dealer meeting in South Bend, Indiana was very encouraging. In addition to the enthusiastic response to our new products, the dealers in attendance were optimistic about market conditions. Low dealer inventories, coupled with reduced finance rates, places our dealers in an excellent position to stock 2002 models. We are confident that the price discounting we've experienced over the past several quarters may subside as a result."

"We are nearing finalization of our acquisition of SMC Corporation," stated Kay
L. Toolson, Monaco Coach Corporation Chairman and Chief Executive Officer. "We are currently evaluating opportunities to increase efficiency and exploring areas that will benefit our new organization. Both SMC and Monaco Coach Corporation teams are working closely together to plan for a smooth transition and we are encouraged by the enthusiasm of the entire group of employees. Their excitement will be a tremendous asset as we move forward with the new organization following the aquisition. We look forward to capitalizing on the great potential of the Safari and Beaver brands."

Headquartered in Coburg, Oregon, with additional manufacturing facilities in Indiana, Monaco Coach Corporation is one of the nation's leading manufacturers of recreational vehicles. The company offers customers luxury recreational vehicle models under the Monaco, Holiday Rambler, McKenzie and Royale Coach brand names.

TABLES TO FOLLOW

The statements in this report regarding demand for the Company's products, the reception of the Company's products by its retail dealers, retail dealers' inventory level and desire to stock additional inventory, expectations concerning further price discounting, the finalization of the acquisition of SMC Corporation and resulting efficiency gains and brand potential are forward-looking statements. A number of factors could cause actual results to differ materially from these statements, including but not limited to slower than anticipated sales of new and existing products, a general slowdown in the economy, new product introductions by competitors, inefficiencies resulting from challenges associated with the acquisition of SMC Corporation or other factors. Please refer to the Company's SEC reports, including but not limited to the annual report on Form 10-Q for the period ended June 30, 2001, Form 10-K for 2000, and the 2000 Annual Report to Shareholders for additional factors.

STATEMENT REGARDING TENDER OFFER

As previously announced, Monaco Coach Corporation and SMC Corporation have entered into a merger agreement under which a wholly owned subsidiary of Monaco Coach Corporation, Salmon Acquisition Inc., commenced an all-cash tender offer on July 5, 2001 for all of SMC Corporation's outstanding common stock at a price of $3.70 per share. The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the tender offer at least 51% of the outstanding shares of common stock.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Wednesday, August 1, 2001, unless the tender offer is extended. The tender offer may be extended on the terms and conditions stated in the offer to purchase sent to shareholders in connection with the tender offer. Any extension of the tender offer will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date. Further information and a copy of the offer to purchase may be obtained from the information agent for the offer: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022; (212) 750-5833 (banks and brokers); (888) 750-5834 (all others). Salomon Smith Barney ((800) 220-7501) is the Dealer Manager for the tender offer.

Important Disclaimer

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of SMC Corporation. Monaco Coach Corporation has filed a Tender Offer Statement and SMC Corporation has filed a Solicitation/Recommendation Statement with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, in each case as amended from time to time, contain important information, and investors and security holders are strongly advised to read both such statements and all subsequent amendments thereto carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, and any amendments thereto, are available to all shareholders of SMC Corporation, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement and any amendments thereto are also available at no charge at the SEC's website at www.sec.gov.

***